Exhibit 99.4

THIRD SUPPLEMENTAL TRUST INDENTURE

This Third Supplemental Trust Indenture is entered into as of the 24th day of August, 2006.

AMONG:

CANETIC RESOURCES TRUST, an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the "Trust")

AND

CANETIC RESOURCES INC., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called "Canetic" or the "Corporation")

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta (hereinafter called the "Debenture Trustee")

WITNESSETH THAT:

WHEREAS Acclaim Energy Trust ("Acclaim"), Acclaim Energy Inc. ("AEI") and the Debenture Trustee entered into an indenture (the "Indenture") dated December 17, 2002 to provide for the creation and issuance of debentures for the Trust's investment purposes;

AND WHEREAS Article 16 of the Indenture provides that the Debenture Trustee and Acclaim may enter into indentures supplemental to the Indenture;

AND WHEREAS pursuant to a first supplemental indenture between Acclaim, AEI and the Debenture Trustee dated as of June 15, 2004, Acclaim created and issued a second series of debentures;

AND WHEREAS pursuant to a second supplemental indenture dated as of January 5, 2006, between Acclaim, the Trust, Canetic and the Debenture Trustee, the Trust, as Successor, assumed all of the rights, covenants and obligations of Acclaim under the Indenture in accordance with the terms thereof;

AND WHEREAS the Trust has determined to create and issue a third series of debentures being 6.5% convertible extendible unsecured subordinated debentures (the "Debentures") due December 31, 2011, or, in certain circumstances, September 30, 2006, and to enter into this third supplemental indenture (this "Supplemental Indenture") with the Debenture Trustee to provide for such creation and issuance of Debentures;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Supplemental

Indenture, to make the same effective and binding upon the Trust, and to make the Debentures, when authenticated or certified by the Debenture Trustee and issued as provided in the Indenture and this Supplemental Indenture, valid, binding and legal obligations of the Trust with the benefit and subject to the terms of the Indenture and this Supplemental Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Trust and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1	Definitions

All capitalized terms not defined herein shall have the meanings given to them in the Indenture and, in addition, in this Supplemental Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a)	"Acquisition" means the indirect acquisition by the Trust of certain petroleum and natural gas properties and related assetspursuant to the Acquisition Agreement;

(b)	"Acquisition Agreement" means the agreement of purchase and sale between a wholly-owned subsidiary of the Trust and the Vendors dated August 2, 2006;

(c)
"Acquisition Date" means the date upon which the closing of the Acquisition takes place, and "Acquisition Time" means the time on the Acquisition Date at which the closing of the Acquisition takes place;

(d)	"Prospectus" means the short form prospectus of the Trust dated August •, 2006 qualifying for distribution, among other things, the Debentures contemplated herein;

(e)
"Termination Time" means the earlier to occur of (i) 5:00 p.m. (Calgary time) on September 30, 2006 if the closing of the Acquisition has not taken place by that time, and (ii) the date upon which the Acquisition is terminated or the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition;

(f)
"Underwriters" means, collectively, BMO Nesbitt Burns Inc., TD Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., Raymond James Ltd., Tristone Capital Inc. and HSBC Securities (Canada) Inc.: and

(g)	"Vendors" means, collectively, a privately owned U.S. based oil and gas company and certain of its affiliates.

1.2	Amendments to Indenture

(a)
This Supplemental Indenture is supplemental to the Indenture and the Indenture and this Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Debentures as if all the provisions of the Indenture and this

Supplemental Indenture were contained in one instrument. The Indenture is and shall remain in full force and effect with regards to all matters governing the Initial Debentures and with regards to all matters governing the Debentures, except as the Indenture is amended, superceded, modified or supplemented by this Supplemental Indenture. Any references in the text of this Supplemental Indenture to section numbers, article numbers, "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to the Indenture unless otherwise qualified.

(b)	For the purposes of the Debentures only, references in Section 4.10(b) of the Indenture to "30" days shall be changed to "40" days.

ARTICLE 2
THE DEBENTURES

2.1	Form and Terms of Debentures

(a)
The third series of debentures authorized for issue are limited to an aggregate principal amount of $230,000,000 and shall be designated as "6.5% Convertible Extendible Unsecured Subordinated Debentures".

(b)
The Debentures shall be dated August 24, 2006, and shall bear interest from such date at the rate of 6.5% per annum, payable in semi-annual payments on June 30 and December 31 in each year, the first such payment to fall due, subject as hereinafter provided, on December 31, 2006 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Initial Debentures), subject as hereinafter provided, to fall due on December 31, 2011, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. For certainty, subject to adjustment as hereinafter provided, the first interest payment will include interest accrued from August 24, 2006 to, but excluding, December 31, 2006, which will be equal to $22.9726 for each $1,000 principal amount of the Debentures. The Debentures will mature on December 31, 2011, provided that if the closing of the Acquisition does not take place by 5:00 p.m. (Calgary time) on September 30, 2006, if the Acquisition is terminated at any earlier time or if the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition, the Debentures will mature on September 30, 2006. If the Acquisition takes place prior to 5:00 p.m. (Calgary time) on September 30, 2006, the Maturity Date of the Debentures will be automatically extended from September 30, 2006 to December 31, 2011 without any further act or formality on the part of the Trust or the Debenture Trustee. The Trust will announce by press release the closing of the Acquisition or the Termination Time, as the case may be, and confirmation of the Maturity Date and will provide a copy thereof to the Debenture Trustee in accordance with Section 14.3.

(c)
The Debentures will be redeemable in accordance with the terms of Article 4, provided that the Debentures will not be redeemable on or before December 31, 2009, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. Subsequent to December 31, 2009 and on or prior to December 31, 2010, the Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 at a price equal to $1,050 per $1,000 principal amount of Debenture plus accrued and unpaid interest. After December 31, 2010, the Debentures will be redeemable prior to maturity in whole or in part from time to time at the option of the Trust on notice as provided for in Section 4.3 hereof at a price equal to $1,025 per $1,000 principal amount of Debenture plus accrued and unpaid interest. The Redemption Notice for the Debentures shall be substantially in the form of Schedule B.  In connection with the redemption of the Debentures, the Trust may, at its option and subject to the provisions of Section 4.6 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Debentures to be redeemed by issuing and delivering to the holders of such Debentures, Freely Tradeable Trust Units. If the Trust elects to exercise such option, it shall so specify and provide details in the Redemption Notice. Interest accrued and unpaid on the Debentures on the Redemption Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 4.5.

(d)	The Debentures will be subordinated to the Senior Indebtedness of the Trust in accordance with the provisions of Article 5.

(e)
Upon and subject to the provisions and conditions of Article 6, the holder of each Debenture shall have the right at such holder's option, at any time prior to the close of business on the earlier of September 30, 2006 or December 31, 2011, as applicable, and the last Business Day immediately preceding the date specified by the Trust for redemption of the Debentures by notice to the holders of Debentures in accordance with Sections 2.4(c) and 4.3 (the earlier of which will be the "Time of Expiry" for the purposes of Article 6 in respect of the Debentures), to convert the whole or, in the case of a Debenture of a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal amount of a Debenture into Trust Units at the Conversion Price in effect on the Date of Conversion (as defined in Section 6.4(b)).

The Conversion Price in effect on the date hereof for each Trust Unit to be issued upon the conversion of Debentures shall be equal to $26.55 such that approximately 37.6648 Trust Units shall be issued for each $1,000 principal amount of Debentures so converted. No adjustment in the number of Trust Units to be issued upon conversion will be made for distributions or dividends on Trust Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion.  The Conversion Price applicable to and the Trust Units, securities or other property receivable on the conversion of the Debentures is subject to adjustment pursuant to the provisions of Section 6.5.

(f)
On maturity of the Debentures, the Trust may, at its option and upon and subject to the terms of Section 4.10, and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Debentures due on maturity by issuing and delivering to such holders of Debentures Freely Tradable Trust Units. If the Trust elects to exercise such option, it shall deliver a maturity notice (the "Maturity Notice") to the holders of the Debentures in the form of Schedule C and provide the necessary details.  Interest accrued and unpaid on the Debentures on the maturity date will be paid to holders of Debentures in cash.

(g)
The Debentures shall be issued only in denominations of $1,000 and integral multiples of $1,000. Each Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of Canetic (on behalf of the Trust) executing such Debenture in accordance with Section 2.7, as conclusively evidenced by their execution of a Debenture.  Each Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve. Notwithstanding the foregoing, a Debenture may be in such other form or forms as may, from time to time, be, approved by a resolution of the directors of Canetic, on behalf of the Trust or as specified in an Officer's Certificate.  The Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

(h)
The Debentures shall be issued as Global Debentures and the Global Debentures will be registered in the name of the Depositary which, as of the date hereof, shall be The Canadian Depositary for Securities Limited (or any nominee of the Depositary). No beneficial holder will receive definitive certificates representing their interest in Debentures except as provided in Section 3.2. A Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof as provided in Section 3.2.

(i)
Upon and subject to the terms and conditions of Article 10, the Trust may elect, from time to time, to satisfy its Interest Obligation on the Debentures on any Interest Payment Date (or on redemption or maturity) by delivering Trust Units to the Debenture Trustee.

(j)
Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of Section 2.4(i), the Trust shall be obligated to offer to purchase the Debentures. The terms and conditions of such obligation are set forth below:

(i)
Within 30 days following the occurrence of a Change of Control, the Trust shall deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to the holders of the Debentures, a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a "Change of Control Notice") together with an offer in writing (the "Offer") to purchase all then outstanding Debentures made in accordance with the requirements of Applicable Securities Legislation at a price equal to 101% of the principal amount thereof (the "Offer Price") (which Offer Price may be paid in Trust Units pursuant to Section 4.10) plus accrued and unpaid interest on such Debentures up to, but excluding, the date of acquisition by the Trust or a related party of such Debentures (collectively, the "Total Offer Price").

(ii)
If 90% or more in aggregate principal amount of Debentures outstanding on the date the Trust provides the Change of Control Notice and the Offer to holders of the Debentures have been tendered for purchase pursuant to the Offer on the expiration thereof, the Trust has the right and obligation upon written notice provided to the Debenture Trustee within 10 days following the expiration of the Offer, to redeem and shall redeem all the Debentures remaining outstanding on the expiration of the Offer at the Total Offer Price (the "90% Redemption Right").

(iii)
Upon receipt of notice that the Trust has exercised or is exercising the 90% Redemption Right and is acquiring the remaining Debentures, the Debenture Trustee shall promptly provide written notice to each Debentureholder that did not previously accept the Offer that:

(A)
the Trust has exercised the 90% Redemption Right and is purchasing all outstanding Debentures effective on the expiry of the Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

(B)	each such holder must transfer their Debentures to the Debenture Trustee on the same terms as those holders that accepted the Offer and must send their respective Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(C)
the rights of such holder under the terms of the Debentures and the Indenture cease effective as of the date of expiry of the Offer provided the Trust has, on or before the time of notifying the Debenture Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the Debenture Trustee and thereafter the Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder's Total Offer Price upon surrender and delivery of such holder's Debentures in accordance with the Indenture.

(iv)
The Trust shall, on or before 11:00 a.m. (Calgary Time), on the Business Day immediately prior to the expiry of the Offer, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price of the Debentures to be purchased or redeemed by the Trust on the expiry of the Offer, provided the Trust may elect to satisfy this requirement by providing the Debenture Trustee with a cheque for such amounts required under Section 2.4(i)(iv) post-dated to the date of expiry of the Offer. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such purchase and/or redemption, as the case may be. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Debentures, the Offer Price, and all accrued and unpaid interest, if any, to which they are entitled on the Trust's purchase or redemption.

(v)
In the event that one or more of such Debentures being purchased in accordance with Section 2.4(i) becomes subject to purchase in part only, upon surrender of such Debentures for payment of the Total Offer Price, the Trust shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order, one or more new Debentures for the portion of the principal amount of the Debentures not purchased.

(vi)
Debentures for which holders have accepted the Offer and Debentures which the Trust has elected to redeem in accordance with Section 2.4(i) shall become due and payable at the Total Offer Price on the date of expiry of the Offer, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Offer, if the money necessary to purchase or redeem the Debentures shall have been deposited as provided in Section 2.4(i) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(vii)
In case the holder of any Debenture to be purchased or redeemed in accordance with Section 2.4(i) shall fail on or before the date of expiry of the Offer so to surrender such holder's Debenture or shall not within such time accept payment of the moneys payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such moneys may be set aside in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive payment of the moneys so paid and deposited, upon surrender and delivery up of such holder's Debenture. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of six years from the date of expiry of the Offer, then such moneys, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Trust and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds deposited hereunder prior to the expiry of six years after the date of expiry of the Offer to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of six years after the date of expiry of the Offer, the Trust shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the Offer after the date of such payment of the remaining funds to the Trust but prior to six years after the date of expiry of the Offer.

(viii)
Subject to the provisions above related to Debentures purchased in part, all Debentures redeemed and paid under Section 2.4(i) shall forthwith be delivered to the Debenture Trustee and cancelled and no Debentures shall be issued in substitution therefor.

(k)
Section 2.16 shall not apply to the Debentures. The Trust may, at any time and from time to time, in its sole discretion, request that the Debenture Trustee make reasonable efforts, as is practicable in the circumstances, to obtain declarations as to beneficial ownership of Debentures, perform residency searches of holders of Debentures and beneficial holders of Debentures mailing address lists and take such other steps specified by the Trust to determine or estimate as best possible the residence of the beneficial owners of Debentures. If at any time the board of directors of Canetic, in its sole discretion, determines that it is in the best interest of the Trust, Canetic, notwithstanding the ability of the Trust to continue to rely on paragraph 132(7)(a) of the Income Tax Act (Canada) (the "Tax Act") for the purpose of qualifying as a "mutual fund trust" under the Tax Act, may: (i) require the Debenture Trustee to refuse to accept a subscription for Debentures from, or issue or register a transfer of Debentures to, a person unless the person provides a declaration to Canetic that the Debentures to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non-resident (a "non-resident") of Canada within the meaning of the Tax Act; (ii) to the extent practicable in the circumstances, send a notice to registered holders of Debentures which are beneficially owned by non-residents, chosen in inverse order to the order of acquisition or registration of such Debentures beneficially owned by non-residents or in such other manner as Canetic may consider equitable and practicable, requiring them to sell their Debentures which are beneficially owned by non-residents or a specified portion thereof within a specified period of not less than 60 days. If the holders of Debentures receiving such notice have not sold the specified number of such Debentures or provided Canetic with satisfactory evidence that such Debentures are not beneficially owned by non-residents within such period, Canetic may, on behalf of such registered holder of Debentures, sell such Debentures and, in the interim, suspend the rights attached to such Debentures; and (iii) take such other actions as the Board of Directors of Canetic determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Debentures held by non-

residents to ensure that the Trust is not maintained primarily for the benefit of non-residents of Canada.

(l)
Section 2.4(a) shall not apply to the Debentures. The Debentures and the Trust Units issuable upon conversion of the Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"). All certificates representing Debentures sold in the United States and the Trust Units upon conversion of the Debentures, as well as all certificates issued in exchange for or in substitution of the foregoing certificates, shall bear, unless otherwise directed by the Trust, the following legend (the "U.S. Legend"):

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF CANETIC RESOURCES TRUST (THE "TRUST") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT, OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE TRUST MUST FIRST BE PROVIDED.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

IF THE TRUST IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

provided that, if any Debentures or Trust Units issuable upon conversion of the Debentures are being sold in accordance with Rule 904 of Regulation S, and if the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the registrar and transfer agent for the Trust Units, as set forth in Schedule "E" hereto (or in such other form as the Trust may prescribe from time to time);

and provided, further, that, if any Debentures or Trust Units issuable upon conversion of the Debentures are being sold under Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the registrar and transfer agent for the Trust Units, of an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws.

(m)	The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), (c) and (d) with respect to the Debentures prior to the issuance of the Debentures

ARTICLE 3
ADDITIONAL MATTERS

3.1	Confirmation of Indenture

The Debenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed.

3.2	Acceptance of Trusts

The Debenture Trustee hereby accepts the trusts in this Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

3.3	Governing Law

This Supplemental Indenture shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

3.4	Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Supplemental Indenture and carry out its provisions.

3.5	Counterparts

This Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

CANETIC RESOURCES TRUST, by its attorney,
CANETIC RESOURCES INC.

By:	(signed) "Brian D. Evans"
Brian D. Evans
Vice President, General Counsel and Secretary

By:	(signed) "Mark Fitzgerald"
Mark Fitzgerald
Vice President, Operations

CANETIC RESOURCES INC.

By:	(signed) "Brian D. Evans"
Brian D. Evans
Vice President, General Counsel and Secretary

By:	(signed) "Mark Fitzgerald"
Mark Fitzgerald
Vice President, Operations

COMPUTERSHARE TRUST COMPANY OF
CANADA

By:	(signed) "Dan Sander "

By:	(signed) "Laura Leong"

SCHEDULE "A"

TO THE THIRD SUPPLEMENTAL TRUST INDENTURE AMONG

CANETIC RESOURCES TRUST, CANETIC RESOURCES INC. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DEBENTURE

SCHEDULE "A"

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO. has an interest herein.

[INSERT US LEGEND AS APPLICABLE]
CUSIP [•]

No.S1	$•

CANETIC RESOURCES TRUST

(A trust governed by the laws of Alberta)

6.5% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURE
DUE SEPTEMBER 30, 2006
(DECEMBER 31, 2011, IF EXTENDED)

CANETIC RESOURCES TRUST (the "Trust") for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the "Indenture") dated as of December 17, 2002 between Acclaim Energy Trust ("Acclaim"), Acclaim Energy Inc. ("AEI") and Computershare Trust Company of Canada (the "Debenture Trustee"), as supplemented by the first supplemental indenture dated as of June 15, 2004 between Acclaim, AEI and the Debenture Trustee, as further supplemented by the second supplemental indenture dated as of January 5, 2006 between Acclaim, the Trust, Canetic Resources Inc. ("Canetic") and the Debenture Trustee and as further supplemented by the third supplemental indenture dated as of August 24, 2006 between the Trust, Canetic and the Debenture Trustee to create a third series of debentures ( these supplemental indentures together with the Indenture, the "Supplemental Indenture"), promises to pay to the registered holder hereof on December 31, 2011 (the "Maturity Date") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Supplemental Indenture the principal sum of • Dollars ($•) in lawful money of Canada on presentation and surrender of this Debenture (as defined herein) at the main branch of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture and the Supplemental Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever is later, at the rate of 6.5% per annum, in like money, in arrears in semi-annual instalments (less any tax required by law to be deducted) on June 30 and December 31 in each year commencing on December 31, 2006 and, should the Trust at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates.  For certainty, subject to adjustment as hereinafter provided, the first interest payment will include interest accrued from August 24, 2006 to, but excluding, December 31, 2006, which will be equal to $22.9726 for each $1,000 principal amount of the Debentures.  The Debentures will mature on December 31, 2011, provided that if the closing of the Acquisition does not take place by 5:00 p.m. (Calgary time) on September 30, 2006, if the Acquisition is terminated at any earlier time or if the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition, the Debentures will mature on September 30, 2006.  If the Acquisition takes place prior to 5:00 p.m. (Calgary time) on September 30, 2006, the Maturity Date of the Debentures will be automatically extended from September 30, 2006 to December 31, 2011 without any further act or formality on the part of the Trust or the Debenture Trustee.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the electronic transfer of such funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Debenture.

This Debenture is one of the 6.5% Convertible Unsecured Subordinated Debentures, due on the Maturity Date (referred to herein as the "Debenture") of the Trust issued or issuable under the provisions of the Indenture.  The Debentures authorized for issue are limited to an aggregate principal amount of $230,000,000 in lawful money of Canada.  Reference is hereby expressly made to the Supplemental Indenture for a description of the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of the holders of the Debentures and of the Trust and of the Debenture Trustee, all to the same effect as if the provisions of the Supplemental Indenture were herein set forth to all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Supplemental Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

The whole, or if this Debenture is in a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal of this Debenture is convertible, at the option of the holder hereof, upon surrender of this Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario, at any time prior to the close of business on the earlier of September 30, 2006 or December 31, 2011, as applicable, and the last Business Day immediately preceding the date specified by the Trust for redemption of the Debentures, into Trust Units (without adjustment for interest accrued hereon or for dividends or distributions on Trust Units issuable upon conversion) at a conversion price of $26.55 (the "Conversion Price") per Trust Unit, being a rate of approximately 37.6648 Trust Units for each $1,000 principal amount of Debentures, all subject to the terms and conditions and in the manner set forth in the Supplemental Indenture.  The Supplemental Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Trust Units will be issued on any conversion but in lieu thereof, the Trust will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Supplemental Indenture.  No adjustment in the number of Trust Units to be issued upon conversion will be made for distributions or dividends on Trust Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion.

This Debenture will be redeemed at the option of the Trust on the terms and conditions set out in the Supplemental Indenture at the redemption price therein and herein set out provided that this Debenture is not redeemable on or before December 31, 2009, except in the event of the satisfaction of certain conditions after a Change of Control has occurred.  After December 31, 2009 and on or prior to December 31, 2010, the Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in the Indenture at a price equal to $1,050 per $1,000 principal amount of Debenture plus accrued and unpaid interest.  After December 31, 2010, the Debentures will be redeemable prior to maturity in whole or in part from time to time at the option of the Trust on notice as provided for in the Indenture at a price equal to $1,025 per $1,000 principal amount of Debenture plus accrued and unpaid interest. The Trust may, on notice as provided in the Supplemental Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Trust Units obtained by dividing the applicable Redemption Price by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of the Trust, the Trust is required to make an offer to purchase all of the Debentures at a price equal to 101% of the principal amount of such Debentures plus accrued and unpaid interest up to, but excluding, the date the Debentures are so repurchased (the "Offer").  If 90% or more of the principal amount of all Debentures outstanding on the date the Trust provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Trust has the right to redeem and shall redeem all the remaining outstanding Debentures on the same date and at the same price.

If a takeover bid for Debentures, within the meaning of the Securities Act (Alberta), is made and 90% or more of the principal amount of all the Debentures (other than Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Debentures.

The Trust may, on notice as provided in the Supplemental Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Trust Units obtained by dividing the principal amount of this Debenture to be paid for in Trust Units pursuant to the exercise by the Trust of the Unit Repayment Right by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

The indebtedness evidenced by this Debenture, and by all other Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Trust, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed, provided that the Debentures will rank pari passu with the Debentures.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Trust Units, or the trustees, officers or agents of the Trust in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Debenture Trustee may designate. No transfer of this Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Debenture for cancellation.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture and the Supplemental Indenture.

IN WITNESS WHEREOF CANETIC RESOURCES TRUST has caused this Debenture to be signed by its authorized representative as of the 24th day of August, 2006.

CANETIC RESOURCES TRUST, by its attorney,
Canetic Resources Inc.

Per:

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

This Debenture is one of the 6.5% Convertible Extendible Unsecured Subordinated Debentures, due September 30, 2006 (December 31, 2011, if extended) referred to in the Supplemental Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto __________________________________, whose address and social insurance number, if applicable, are set forth below, this Debenture (or $______________ principal amount hereof*) of CANETIC RESOURCES TRUST standing in the name(s) of the undersigned in the register maintained by the Trust with respect to such Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a Debenture in a non-integral multiple of $1,000, in which case such Debenture is transferable only in its entirety) to be transferred.

1.
The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2.	The registered holder of this Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT "1"

TO CDS GLOBAL DEBENTURE

CANETIC RESOURCES TRUST

6.5% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURES
DUE SEPTEMBER 30, 2006 (DECEMBER 31, 2011, IF EXTENDED)

Initial Principal Amount: $•	CUSIP: •

Authorization:  ________________________

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE "B"

TO THE THIRD SUPPLEMENTAL TRUST INDENTURE AMONG

CANETIC RESOURCES TRUST, CANETIC RESOURCES INC. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF REDEMPTION NOTICE

SCHEDULE "B"

Form of Redemption Notice

CANETIC RESOURCES TRUST

6.5% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURES

REDEMPTION NOTICE

To:	Holders of 6.5% Convertible Extendible Unsecured Subordinated Debentures, (the "Debentures") of Canetic Resources Trust (the "Trust")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the trust indenture (the "Indenture") dated as of December 17, 2002 among the Trust, Canetic Resources Inc. and Computershare Trust Company of Canada (the "Debenture Trustee") and the third supplemental trust indenture dated as of August 24, 2006 among the Trust, Canetic Resources Inc. and the Debenture Trustee, that the aggregate principal amount of $• of the $• of Debentures outstanding will be redeemed as of • (the "Redemption Date"), upon payment of a redemption amount of $• for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $• (the "Redemption Price"), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the "Total Redemption Price").

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
Suite 710, 530 - 8th Avenue, SW
Calgary AB T2P 3S8

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Trust hereby irrevocably elects to satisfy its obligation to pay $• of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradable Trust Units obtained by dividing the Redemption Price by 95% of the Current Market Price of the Trust Units.

No fractional Trust Units shall be delivered upon the exercise by the Trust of the above-mentioned redemption right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Redemption Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Trust shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates representing the Freely Tradable Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradable Trust Units, cash representing the balance of the Redemption Price.]

DATED:

CANETIC RESOURCES TRUST, by its attorney
Canetic Resources Inc.

___________________________________________
(Authorized Director or Officer of
Canetic Resources Inc.)

SCHEDULE "C"

TO THE THIRD SUPPLEMENTAL TRUST INDENTURE AMONG

CANETIC RESOURCES TRUST, CANETIC RESOURCES INC. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF MATURITY NOTICE

SCHEDULE "C"

Form of Maturity Notice

CANETIC RESOURCES TRUST

6.5% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURES

MATURITY NOTICE

To:	Holders of 6.5% Convertible Extendible Unsecured Subordinated Debentures (the "Debentures") of Canetic Resources Trust (the "Trust")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the trust indenture (the "Indenture") dated as of December 17, 2002 among the Trust, Canetic Resources Inc. and Computershare Trust Company of Canada (the Debenture Trustee") and the third supplemental trust indenture dated as of August 24, 2006 among the Trust, Canetic Resources Inc., and the Debenture Trustee, that the Debentures are due and payable as of December 31, 2011 (the "Maturity Date") and the Trust elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date by issuing and delivering to the holders that number of Freely Tradable Trust Units equal to the number obtained by dividing such principal amount of the Debentures by 95% of the Current Market Price of Trust Units on the Maturity Date.

No fractional Trust Units shall be delivered on exercise by the Trust of the above mentioned repayment right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Trust shall, on the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office in Calgary, Alberta, for delivery to and on account of the holders, of certificates representing the Freely Tradable Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and if only a portion of the Debentures are to be repaid by issuing Freely Tradable Trust Units, cash representing the balance of the principal amount and premium (if any) due on the Maturity Date.

DATED:

CANETIC RESOURCES TRUST, by its attorney
Canetic Resources Inc.

_____________________________________________
(Authorized Director or Officer of
Canetic Resources Inc.)

C-1

SCHEDULE "D"

TO THE THIRD SUPPLEMENTAL TRUST INDENTURE AMONG

CANETIC RESOURCES TRUST, CANETIC RESOURCES INC. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF NOTICE OF CONVERSION

SCHEDULE "D"

Form of Notice of Conversion

CONVERSION NOTICE

TO:	CANETIC RESOURCES TRUST

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6.5% Convertible Extendible Unsecured Subordinated Debentures bearing Certificate No. • irrevocably elects to convert such Debentures (or $• principal amount thereof*) in accordance with the terms of the Supplemental Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Trust Units of Canetic Resources Trust issuable upon a conversion be issued and delivered to the person indicated below. (If Trust Units are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated:
(Signature of Registered Holder)

*	If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE:
If Trust Units are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

(Print name in which Trust Units are to be issued, delivered and registered)

Name: _________________________________________

______________________________________________
(Address)

______________________________________________
(City, Province and Postal Code)

Name of guarantor: _______________________________

Authorized signature: _____________________________

D-1

SCHEDULE "E"

TO THE THIRD SUPPLEMENTAL TRUST INDENTURE AMONG

CANETIC RESOURCES TRUST, CANETIC RESOURCES INC. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DECLARATION FOR REMOVAL OF LEGEND

SCHEDULE "E"

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Computershare Trust Company of Canada

as registrar and transfer agent for the 6.5% Convertible Extendible Unsecured Subordinated Debentures and Trust Units of Canetic Resources Trust

The undersigned:

•
acknowledges that the sale of the securities of Canetic Resources Trust to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "Securities Act"), and

•	certifies that:

1.	it is not an affiliate (as defined in Rule 405 under the Securities Act) of Canetic Resources Trust ,

2.
the offer of the securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States,

3.
neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any "directed selling efforts" (as such term is defined in Regulation S) in the United States in connection with the offer and sale of the securities,

4.
the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the Securities Act),

5.	the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and

6.
the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act.

Dated:	By:

Name:

Title:

E-1